Exhibit 4.41

1500 Broadway 30th Floor New York, NY 10036

Transaction Confirmation SoFi 2017 Tender Offer #32434	Transaction Date Apr 04, 2017

Renren, Inc.

5/F, North Building Suite, Great Creativity Information

Industry Garden,

Beijing, Beijing 100016

Preferred Stock

#	Cert ID	Acquisition Date	Cost Basis	Offered	Filled	Proceeds
1	PF-26	Oct 22, 2015	$15.7763	1,995,398	1,395,977	$22,754,425.10
2	PE-11	Feb 02, 2015	$9.4578	2,304,975	1,651,833	$26,924,877.90
3	PE-20	Feb 17, 2015	$9.4578	56,141	0	$0.00
4	PD-9	Mar 25, 2014	$3.45	3,819,587	2,672,176	$43,556,468.80

			Gross Proceeds			$93,235,771.80
			Tax Withholdings			$-0.00
			Other Withholdings			$-0.00
			Fees			$-1,309,876.79
			Net Proceeds			$91,925,895.01

SMTX, LLC is acting as agent in this transaction.

EXPLANATORY NOTE

This explanatory note is added by the registrant and was not included in the original Transaction Confirmation.

In April 2017, the registrant sold 5,719,986 preferred shares of Social Finance Inc. (“SoFi”) to unrelated third parties, in connection with SoFi's private placement financing, for total net proceeds of US$91.9 million. The sale was done through a tender offer process and there was no share purchase agreement entered into between the registrant and the purchaser(s). To confirm the sale, this Transaction Confirmation was sent by SMTX, LLC, the agent in the transaction, to the registrant.